November 5, 2010

Securities and Exchange Commission

450 Fifth Street, NW

Washington, DC 20549

Attention:	Jeffrey Riedler
Johnny Gharib
James Peklenk

Re:	6,900,000 Shares
Complete Genomics, Inc.
Common Stock
Registration No. 333-168439

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned, as the representatives of the prospective underwriters of the above issue, hereby join in the request of Complete Genomics, Inc. that the effectiveness of the Registration Statement on form S-1 (Registration No. 333-168439) relating to such shares be accelerated so that the Registration Statement will become effective by 4:00 P.M. Eastern Time on November 9, 2010, or as soon thereafter as practicable.

Pursuant to Rule 460 under the Securities Act of 1933, as amended, and in connection with the foregoing, please note that we have effected to date approximately the following distribution of the Preliminary Prospectus:

1,514	to	institutions;
4,100	to	prospective underwriters; and
523	to	others.

Number of prospective underwriters and dealers to whom the preliminary prospectus was furnished: 5

[Remainder of Page Intentionally Left Blank; Signature Page Follows]

Very truly yours,

UBS SECURITIES LLC JEFFERIES & COMPANY, INC. ROBERT W. BAIRD & CO. INCORPORATED COWEN AND COMPANY, LLC

By:

UBS SECURITIES LLC

By:	/S/ JAMEY ESCALER
Name: Jamey Escaler
Title: Executive Director

By:	/S/ THOMAS LEGGETT
Name: Thomas Leggett
Title: Director

JEFFERIES & COMPANY, INC.

By:	/S/ JESSE MARK
Name: Jesse mark
Title: Managing Director